CONSENT OF EXPERT

I have reviewed the annual Report of Avino Silver & Gold Mines Ltd. on Form 20-F for the fiscal year ended January 31, 2006, which includes information derived from my technical report on the Avino Tailings Project dated April 25, 2006, entitled "Tailings Retreatment Process Options for the Avino Tailings Project in Durango, Mexico", and I concur that the information as set forth is an accurate summary of my report. I further consent to the use in this Form 20-F of the reference to myself as an expert in the Annual Report.

Dated: July 28, 2006                                                                             /s/ Rick Alexander
Rick Alexander, P. Eng